Tilly’s, Inc.

10 Whatney

Irvine, CA 92618

August 1, 2018

VIA EDGAR

The Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ronald E. Alper

Re:	Tilly’s, Inc.
Registration Statement on Form S-3
Filed July 17, 2018
File No. 333-226209

Dear Mr. Alper:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, Tilly’s, Inc., a Delaware corporation (the “Registrant”), hereby requests acceleration of the effective date of the Registration Statement referred to above so that it may become effective at 4:00 p.m. Eastern Standard Time on August 3, 2018, or as soon thereafter as practicable.

We acknowledge the following:

•

should the U.S. Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in this matter.

Very truly yours,

TILLY’S, INC., a Delaware corporation

By:	/s/ Michael L. Henry
	Name:	Michael L. Henry
	Title:	Chief Financial Officer